Exhibit 99.1

voxeljet AG Reports Financial Results for the Second Quarter Ended June 30, 2020

Friedberg, Germany, August 13, 2020 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the second quarter ended June 30, 2020.

Highlights - Second Quarter 2020 compared to the Second Quarter 2019

●	Total revenues for the second quarter decreased 22.5% to kEUR 3,916 from kEUR 5,050
●	Gross profit margin decreased to 25.9% from 30.2%
●	Systems revenues decreased 12.1% to kEUR 1,871 from kEUR 2,129
●	Services revenues decreased 30.0% to kEUR 2,045 from kEUR 2,921
●	Reaffirm full year 2020 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “Earlier this year, we received one of our largest individual Services orders for 3D printed parts from a supplier to a leading US electric car maker. Then COVID-19 came and we really felt the impact since February until today. In June, we successfully improved our cash position by expanding our partnership with the European Investment Bank. When we look ahead, we are encouraged by a positive sales trend during the last weeks and we are optimistic that this trend continues during the second half of 2020 and beyond. We are making progress in our project with a leading German car maker for additive series production and received the order for an additional VJET X high-speed 3D printer last week.”

Three Months Ended June 30, 2020 Results

Revenues for the second quarter of 2020 decreased by 22.5% to kEUR 3,916 compared to kEUR 5,050 in the second quarter of 2019.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 12.1% to kEUR 1,871 in the second quarter of 2020 from kEUR 2,129 in last year’s second quarter. The Company delivered two new 3D printers in the second quarter of 2020 as well as in last year’s second quarter. Revenue from the sale of 3D printers was essentially flat. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues decreased in the second quarter year over year, which reflects the economic slow-down mainly due to the ongoing global pandemic of COVID-19 disease (“the COVID-19 situation”). As our clients have reduced their production activities, the demand for consumables and spare parts decreased. In addition, our ability to perform service and maintenance visits has been limited due to shutdowns and restrictions caused by the COVID-19 situation. Systems revenues represented 47.8% of total revenues in the second quarter of 2020 compared to 42.2% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 30.0% to kEUR 2,045 in the second quarter of 2020 from kEUR 2,921 in the comparative period of 2019. This was mainly due to lower revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”) as well as from the German operation, related to the COVID-19 situation leading to a significant decrease in demand from our clients. Revenue contribution from our subsidiary voxeljet UK Ltd. (“voxeljet UK”) significantly decreased. This was related to the close down of our service center in the United Kingdom in the fourth quarter of 2019 in the course of our restructuring, which started in the third quarter of 2019. In contrast to this, revenue contributions from our subsidiary voxeljet China Co. Ltd. (“voxeljet China”) slightly increased, showing, that the adverse impacts from the COVID-19 situation may have begun to reverse in certain parts of the world.

Cost of sales were kEUR 2,901 for the second quarter of 2020 compared to kEUR 3,524 for the second quarter of 2019.

Gross profit and gross profit margin were kEUR 1,015 and 25.9%, respectively, in the second quarter of 2020 compared to kEUR 1,526 and 30.2% in the second quarter of 2019.

Gross profit for our Systems segment slightly increased to kEUR 619 in the second quarter of 2020 from kEUR 531 in the second quarter of 2019. Gross profit margin for this segment increased to 33.1% in the second quarter of 2020 compared to 24.9% in the second quarter of 2019. Both, gross profit and gross profit margin from the sale of 3D printers as well as from Systems-related revenues slightly increased due to the product mix.

Gross profit for our Services segment decreased to kEUR 396 in the second quarter of 2020 compared to kEUR 995 in the second quarter of 2019. Also, the gross profit margin for this segment decreased to 19.4% in the second quarter of 2020 from 34.1% in the second quarter of 2019. This was mainly related to lower gross profit as well as gross profit margin contribution as a result of lower utilization inline with the decrease in revenues from our American and German service center. Gross profit as well as gross profit margin contribution from voxeljet China slightly increased quarter over quarter.

Selling expenses were kEUR 1,305 for the second quarter of 2020 compared to kEUR 1,762 in the second quarter of 2019. The decrease was due to lower distribution expenses in line with the decrease in revenues. Shipping and packaging expenses were a main driver of the selling expenses and can vary from quarter to quarter depending on quantity and types of products sold, as well as the destinations of where those goods are being delivered.

Administrative expenses were kEUR 1,841 for the second quarter of 2020 compared to kEUR 1,585 in the second quarter of 2019. The increase was mainly due to higher unexpected advisor fees also related to the Audit Committee Investigation as previously disclosed in the Company’s SEC filings.

Research and development (“R&D”) expenses decreased to kEUR 1,620 in the second quarter of 2020 from kEUR 1,702 in the second quarter of 2019. The decrease of kEUR 82 was mainly due to lower personnel expenses as well as lower depreciation expenses partially offset by higher material consumption.

Other operating expenses in the second quarter of 2020 were kEUR 709 compared to kEUR 818 in the prior year period. This was mainly due to lower losses from foreign currency transactions of kEUR 688 for the second quarter of 2020 compared to kEUR 813 for the second quarter of 2019.

Other operating income was kEUR 503 for the second quarter of 2020 compared to kEUR 148 in the second quarter of 2019. The increase was mainly due to the government grant received by voxeljet America in April 2020 from the United States Small Business Administration (“SBA”) under the COVID-19 funding program amounting to kUSD 325. The full amount was recognised in profit and loss, in the second quarter of 2020, as the related costs for which the grant is intended to compensate, occurred in this period and we assume, that we comply with the conditions of the funding. The assessment of SBA whether we are in compliance with the conditions, has not been performed yet. In addition, gains from foreign currency transactions increased to kEUR 63 for the second quarter of 2020, compared to kEUR 28 in the last year’s second quarter.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 3,957 in the second quarter of 2020, compared to an operating loss of kEUR 4,193 in the comparative period in 2019. In spite of the significant decrease in gross profit and higher administrative expenses, operating loss improved. This was mainly due to the decrease in selling expenses as well as a lower negative net impact from other operating expenses and other operating income amounting to kEUR 206 in the second quarter of 2020 compared to kEUR 670 in the second quarter of 2019. Also research and development expenses slightly decreased.

Financial result was negative kEUR 1,172 in the second quarter of 2020, compared to a financial result of positive kEUR 315 in the comparative period in 2019. This was mainly related to higher finance expenses related to the revaluation of derivative financial instruments amounting to kEUR 983 compared to a finance income of kEUR 566 in the last year’s same period. The derivative financial instruments are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in an finance expense, while a decrease leads to a finance income. Interest expense included interest from long term debt with other financial institutions which amounted to kEUR 290 for the second quarter of 2020, compared to kEUR 249 in the comparative period in 2019.

Net loss for the second quarter of 2020 was kEUR 5,123 or EUR 1.06 per share, as compared to net loss of kEUR 3,919, or EUR 0.79 per share, in the second quarter of 2019.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was at EUR 0.21 per ADS for the second quarter of 2020, compared to a net loss of EUR 0.16 per ADS for the second quarter of 2019. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by five as each ordinary share represents five ADSs.

Six Months Ended June 30, 2020 Results

Revenues for the six months ended June 30, 2020 decreased by 26.5% to kEUR 7,800 compared to kEUR 10,615 in the prior year period.

Systems revenues were kEUR 3,176 for the first six months of 2020 compared to kEUR 4,544 for the same period last year. The Company sold two new and one used and refurbished 3D printer during the first six months of 2020, compared to four new and one used and refurbished 3D printer in the prior year period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The decrease of revenues from our Systems segment was due to lower revenues from the sale of 3D printers, but also Systems-related revenue decreased. The decreases in both business fields were mainly due to the challenging global environment caused by the ongoing global pandemic of the COVID-19 situation. The situation significantly limited our ability to perform installations of 3D printers as well as to offer service visits. Therefore, we were not able to fulfill our scheduled transactions and consequently we could not recognize revenue for those services. We also experienced lower demand for consumables and spare parts, as our clients have reduced their production activities. Systems revenues represented 40.7% of total revenue for the six months ended June 30, 2020 compared to 42.8% for the same period in the prior year.

Services revenues were kEUR 4,624 for the six months ended June 30, 2020 compared to kEUR 6,071 for the same period last year. This decrease of 24.0% was mainly due to lower revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”) as well as from the German operation, also related to the COVID-19 situation leading to a significant decrease in demand from our clients. Revenue contribution from our subsidiary voxeljet UK Ltd. (“voxeljet UK”) significantly decreased. This was related to the close down of our service center in the United Kingdom in the fourth quarter of 2019 in the course of our restructuring, which started in the third quarter of 2019.

Cost of sales for the six months ended June 30, 2020 were kEUR 5,630, a decrease of kEUR 1,546, over cost of sales of kEUR 7,176 for the same period in 2019.

Gross profit and gross profit margin for the six months ended June 30, 2020 were kEUR 2,170 and 27.8%, respectively, compared to kEUR 3,439 and 32.4% in the prior year period.

Gross profit for our Systems segment decreased to kEUR 980 for the six months ended June 30, 2020 from kEUR 1,360 in the same period in 2019. This decrease was mainly due to the decline in revenues of kEUR 1,368. The gross profit margin for this segment was almost flat amounting to 30.9% compared to 29.9% for the prior period.

Gross profit for our Services segment decreased to kEUR 1,190 for the six months ended June 30, 2020 from kEUR 2,079 in the same period of 2019. The gross profit margin for this segment decreased to 25.7% for the first six months of 2020 from 34.2% in the same period in 2019.This was mainly related to lower gross profit as well as gross profit margin contribution as a result of lower utilization inline with the decrease in revenues from our American service center. Gross profit as well as gross profit margin contribution from our German service center slightly improved quarter over quarter in spite of the decline in revenues, due to cost savings measures implemented as a consequence of the COVID-19 situation. Gross profit and gross profit margin contribution from voxeljet China remained almost unchanged.

Selling expenses were kEUR 2,841 for the six months ended June 30, 2020 compared to kEUR 3,438 in the same period in 2019. The year over year decrease is mainly due to lower distribution expenses corresponding to the decrease in revenues. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses increased by kEUR 193 to kEUR 3,217 for the first six months of 2020 from kEUR 3,024 in the prior year’s period. The increase was mainly due to higher unexpected advisor fees also related to the Audit Committee Investigation as previously disclosed in the Company’s SEC filings.

R&D expenses decreased to kEUR 3,255 for the six months ended June 30, 2020 from kEUR 3,407 in the same period in 2019, a decrease of kEUR 152, or 4.5%. The decrease was mainly due to lower personnel expenses.

Other operating expenses for the six months ended June 30, 2020 were kEUR 1,368 compared to kEUR 434 in the prior year period. This was mainly due to higher losses from foreign currency transactions amounting to kEUR 1,301 for the six months ended June 30, 2020 compared to kEUR 421 in the prior year’s period.

Other operating income was kEUR 1,035 for the six months ended June 30, 2020, compared to kEUR 729 in the prior year period. The increase was mainly due to the government grant received by voxeljet America in April 2020 from the United States Small Business Administration (“SBA”) under the COVID-19 funding program amounting to kUSD 325. The full amount was recognised in profit and loss, in the second quarter of 2020, as the related costs for which the grant is intended to compensate, occurred in this period and we assume, that we comply with the conditions of the funding. The assessment of SBA whether we are in compliance with the conditions, has not been performed yet. Furthermore, we recorded slightly higher gains from foreign exchange transactions amounting to kEUR 490 for the six months ended June 30, 2020, compared to kEUR 446 in comparative period in 2019.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 7,476 in the six months ended June 30, 2020, compared to an operating loss of kEUR 6,135 in the comparative period in 2019. This was primarily driven by the significant decrease of gross profit accompanied by slightly higher administrative expenses. This was partially offset by lower operating expenses within the functions sales and marketing and R&D, compared to the six months ended June 30, 2019. The net impact from other operating expenses and other operating income amounted to kEUR 333 negative for the six months ended June 30, 2020, compared to kEUR 295 positive for the six months ended June 30, 2019.

Financial result was negative kEUR 191 for the six months ended June 30, 2020, compared to a financial result of negative kEUR 345 in the comparative period in 2019. This was mainly related to higher finance income related to the revaluation of derivative financial instruments amounting to kEUR 574 compared to a finance imcome of kEUR 58 in the last year’s same period. Financial result also consists of interest expense for long-term debt amounted to kEUR 609 in the six months ended June 30, 2020, compared to kEUR 491 for the six months ended June 30, 2019.

Net loss for the six months ended June 30, 2020 was kEUR 7,724, or EUR 1.59 per share, as compared to net loss of kEUR 6,535, or EUR 1.33 per share in the prior year period.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.32 per ADS for the six months ended June 30, 2020 compared to net loss of EUR 0.27 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the third quarter of 2020 is expected to be in the range of kEUR 6,000 to kEUR 8,000.

We reaffirm our guidance for the full year ending December 31, 2020:

-	Full year revenue is expected to be in the range of kEUR 26,000 to kEUR 30,000
-	Gross margin is expected to be above 40%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 13,000 to kEUR 13,250 and R&D expenses are projected to be between approximately kEUR 5,750 and kEUR 6,250. Depreciation and amortization expense is expected to be between kEUR 3,750 and kEUR 4,000.
-	Adjusted EBITDA for the second half of the year ending December 31, 2020 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures are projected to be in the range of kEUR 500 to kEUR 1,000, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at June 30, 2020 was kEUR 7,563, which represents nine 3D printers. This compares to a backlog of kEUR 2,792 representing three 3D printers, at December 31, 2019. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer, as well as the timing of customers’ requested deliveries.

At June 30, 2020, we had cash and cash equivalents of kEUR 6,451 and restricted cash of kEUR 1,420 and held kEUR 2,875 of investments in bond funds, thereof kEUR 2,000 restricted, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the first and second quarter 2020 on Friday, August 14, 2020 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG 2Q and 1H 2020 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13706990. The recording will be available for replay through August 21, 2020.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.on24.com/wcc/r/2508745/127EB0E35073B286CC352139D3BC4766  at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1237 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the Euro on June 30, 2020.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	6/30/2020	12/31/2019

		(€ in thousands)
		unaudited
Current assets		30,473	31,513
Cash and cash equivalents	7	6,451	4,368
Financial assets	7	4,295	7,408
Trade receivables		4,289	5,915
Inventories	4	13,685	12,459
Income tax receivables		61	39
Other assets		1,692	1,324

Non-current assets		30,605	31,052
Financial assets (2)	7	2,852	2,279
Intangible assets		1,265	1,356
Property, plant and equipment	2, 5	26,416	27,343
Investments in joint venture		28	30
Other assets		44	44

Total assets		61,078	62,565

	Notes	6/30/2020	12/31/2019

Current liabilities		8,774	18,855
Trade payables	7	2,148	2,797
Contract liabilities		3,874	2,623
Financial liabilities	2, 7	1,110	11,290
Other liabilities and provisions	6	1,642	2,145

Non-current liabilities		25,365	10,192
Deferred tax liabilities (2)		198	142
Financial liabilities (2)	2, 7	24,983	9,866
Other liabilities and provisions	6	184	184

Equity		26,939	33,518
Subscribed capital		4,836	4,836
Capital reserves		88,410	88,077
Accumulated deficit (1) (2)		(67,806)	(60,124)
Accumulated other comprehensive income (1)		1,554	742
Equity attributable to the owners of the company		26,994	33,531
Non controlling interest		(55)	(13)
Total equity and liabilities		61,078	62,565

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
	Notes	2020	2019	2020	2019

		(€ in thousands except share and share data)
Revenues	9, 10	3,916	5,050	7,800	10,615
Cost of sales		(2,901)	(3,524)	(5,630)	(7,176)
Gross profit	9	1,015	1,526	2,170	3,439
Selling expenses		(1,305)	(1,762)	(2,841)	(3,438)
Administrative expenses		(1,841)	(1,585)	(3,217)	(3,024)
Research and development expenses		(1,620)	(1,702)	(3,255)	(3,407)
Other operating expenses		(709)	(818)	(1,368)	(434)
Other operating income		503	148	1,035	729
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		21	124	(15)	152
Operating loss		(3,957)	(4,193)	(7,476)	(6,135)
Finance expense (1) (2)	8	(1,316)	(306)	(822)	(623)
Finance income (1) (2)	8	144	621	631	278
Financial result	8	(1,172)	315	(191)	(345)
Loss before income taxes		(5,129)	(3,878)	(7,667)	(6,480)
Income tax income (expense) (2)		6	(41)	(57)	(55)
Net loss		(5,123)	(3,919)	(7,724)	(6,535)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss (1)		395	416	812	16
Total comprehensive loss		(4,728)	(3,503)	(6,912)	(6,519)

Loss attributable to:
Owners of the Company		(5,126)	(3,824)	(7,682)	(6,436)
Non-controlling interests		3	(95)	(42)	(99)
		(5,123)	(3,919)	(7,724)	(6,535)

Total comprehensive loss attributable to:
Owners of the Company		(4,731)	(3,408)	(6,870)	(6,420)
Non-controlling interests		3	(95)	(42)	(99)
		(4,728)	(3,503)	(6,912)	(6,519)

Weighted average number of ordinary shares outstanding		4,836,000	4,836,000	4,836,000	4,836,000
Loss per share - basic/ diluted (EUR)		(1.06)	(0.79)	(1.59)	(1.33)

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the three and six months ended June 30, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the three and six months ended June 30, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2018 (1) (2) (3)	4,836	86,803	(46,410)	1,320	46,549	35	46,584
Loss for the period (1) (2)	--	--	(6,436)	--	(6,436)	(99)	(6,535)
Foreign currency translations	--	--	--	16	16	--	16
Equity-settled share-based payment	--	332	--	--	332	--	332
Share-based payment transaction with the non-controlling shareholder of a subsidiary	--	604	--	--	604	216	820
Balance at June 30, 2019 (1) 8"9	4,836	87,739	(52,846)	1,336	41,065	152	41,217

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2019 (1) (2)	4,836	88,077	(60,124)	742	33,531	(13)	33,518
Loss for the period	--	--	(7,682)	--	(7,682)	(42)	(7,724)
Foreign currency translations	--	--	--	812	812	--	812
Equity-settled share-based payment	--	333	--	--	333	--	333
Balance at June 30, 2020	4,836	88,410	(67,806)	1,554	26,994	(55)	26,939

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the year ended December 31, 2018, the six months ended June 30, 2019 and year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the year ended December 31, 2018, the six months ended June 30, 2019 and year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

(3)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Form 20-F filed with the SEC on May 7, 2020, Part III, Item 18. Financial Statements, Note 3 of the consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2020	2019

	(€ in thousands)
Cash Flow from operating activities

Loss for the period (1) (2)	(7,724)	(6,535)

Depreciation and amortization	1,842	2,143
Foreign currency exchange differences on loans to subsidiaries	812	(41)
Changes in financial assets due to fair value valuation	121	(125)
Share-based compensation expense	334	332
Change in impairment of trade receivables	(40)	(15)
Non-cash expense on financial liabilities	564	428
Change in fair value of derivative equity forward	(574)	(57)
Change in inventory allowance	(1)	(16)
Interest paid	138	182
Interest received	(58)	(42)
Loss on disposal of fixed assets	59	--
Other	81	45

Change in working capital	(1,523)	(719)
Trade and other receivables, inventories and current assets	(711)	(115)
Trade payables	(607)	(690)
Other liabilities, contract liabilities and provisions	774	112
Change in restricted cash	(956)	--
Income tax payable/receivables	(23)	(26)
Net cash used in operating activities	(5,969)	(4,420)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(102)	(637)
Proceeds from disposal of financial assets	3,969	5,176
Payments to acquire financial assets	(2)	(1,243)
Interest received	58	42
Net cash from investing activities	3,923	3,338

Cash Flow from financing activities

Repayment of lease liabilities	(246)	(137)
Repayment of long-term debt	(466)	(524)
Proceeds from issuance of long-term debt	5,000	500
Interest paid	(138)	(182)
Net cash used in financing activities	4,150	(343)

Net increase (decrease) in cash and cash equivalents	2,104	(1,425)

Cash and cash equivalents at beginning of period	4,368	7,402
Changes to cash and cash equivalents due to foreign exchanges rates	(21)	9
Cash and cash equivalents at end of period	6,451	5,986

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the six months ended June 30, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the six months ended June 30, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’, which is listed on the New York Stock Exchange.

Our condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. Our condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019. The results of operations for the three months ended June 30, 2020, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2020.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2020.

Standard	Effective date	Descriptions
Others	01/2020	Amendments References to the Conceptual Framework in IFRS Standards 3
IFRS 3	01/2020	Amendment Definition of a business
IAS 1, IAS 8	01/2020	Amendment, Amendment Definition of material
IFRS 9, IAS 39, IFRS 7	01/2020	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform
IFRS 16	06/2020	COVID-19 related rent concessions amendment to IFRS 16
IFRS 17	01/2021	Insurance Contracts
IAS 1	01/2022	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)

The adoption of standards effective 01/2020 did not have a material impact on the interim financial statements as of and for the three and six months ended June 30, 2020. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2021 or later will have on its financial statements, but does not expect they will have a significant impact.

The interim financial statements as of and for the three and six months ended June 30, 2020 and 2019 were authorized for issue by the Management Board on August 13, 2020.

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the first half of 2020, full year 2019, 2018 and 2017 amounting to kEUR 7,724, kEUR 14,231, kEUR 8,764 and kEUR 8,554, respectively. Additionally, voxeljet had negative cash flows from operating activities in the first half of 2020, full year 2019, 2018 and 2017 of kEUR 5,969, kEUR 6,819, kEUR 7,714 and kEUR 6,830, respectively, mainly due to continuous net losses.

Due to the global outbreak of a new strain of coronavirus (“COVID-19 situation”), we have experienced and expect to continue to experience lower demand in both, our Systems and Services segment. Our clients may continue to postpone larger investments and therefore, the demand for 3D printers may also decrease. In addition, the COVID-19 situation could cause further delays in installation of 3D printers at customers’ facilities, which could lead to postponed revenue recognition for those transactions. Both a decrease in revenues as well as potential delays in the installations increase the risk and likelihood of lower cash inflows. Such risks have been evaluated by management and consequently have been considered in our liquidity forecast, which assumes our business plan is executed appropriately and sales track as expected. We update our liquidity forecast on an ongoing basis.

As we experience difficulty in generating sufficient cash flow to meet our obligations and sustain our operations, the COVID-19 situation raises material uncertainties that may cast substantial doubt about our ability to continue as a going concern. Further, material deviations from our forecasts could lead to a covenant breach in the future, which could result in an acceleration of our obligation to repay all amounts outstanding under those facilities.

Despite the ongoing losses, reduced cash flow and cash facilities, and the other negative financial conditions, management assumes that voxeljet will continue as a going concern, as the Company has been successful in drawing down kEUR 5,000 of the second tranche of the loan granted by the EIB under the Finance Contract in June 2020. This improved our liquidity significantly. Also, the financial covenants under the Finance Contract have been renegotiated to replace the Total Net Financial Debt to EBITDA ratio with a minimum cash/cash equivalents requirement. In addition, the restructuring of the voxeljet UK entity, which included consolidating 3D printing to serve all customers in Europe from the German service center has been finished. This helps to reduce overall costs and will lead to improved gross profit margins by realizing economies of scale in the German service center. Further, management initiated a restructuring program at the German entity during the fourth quarter of 2019. This program included the reduction of headcount mainly in the Systems segment in order to streamline the Company’s operations and optimize efficiency. This restructuring was successfully completed at the end of June 2020 and will provide further cost reductions.

Management is also taking steps to raise further funds which may include debt or equity financing. There can be no assurance that we will be able to raise further funds on terms favorable to us, if at all.

Based on our current liquidity and capital resources in combination with our current liquidity forecasts, as well as the implemented cost reduction program, management believes that the Company has the ability to meet its financial obligations for at least the next 12 months and therefore continues as a going concern. However, the matters described above give rise to material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

Impairment test

Non-financial assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. The Company considers the COVID-19 situation as such an indicator. Therefore, voxeljet performed an impairment test for the non-financial assets for the end of the reporting period. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset. The impairment test, which we performed, did not lead to any write downs.

Amendment and recalculation

a) Amendment of classification of short-term investments

In the first quarter of 2020, we amended our classification of short-term investments included in current financial assets. Before the amendment, those short-term investments have been classified in the category at fair value through OCI (FVOCI).

The new classification shall be the category at fair value through profit and loss (FVTPL). Accordingly, prior periods have been revised, which leads to movements between profit and loss and other comprehensive income as the changes in fair value are now presented within finance income or expense.

b) Recalculation of performance participation interest related to the Finance Contract with the EIB

In the first quarter of 2020, we recalculated the performance participation interest related to the Finance Contract with the EIB, due to a mistake in the calculation logic. Accordingly, prior periods have been revised, which leads to adjustmenets in non current financial asstes, deferred tax libilities as well as equity.

c) Impacts of amendment and recalculation

Due to the amendments and recalculations, which are described above, the opening balance as of January 1, 2019 of non current financial assets as well as deferred tax liabilities have increased by kEUR 151 and kEUR 43 respectively. The opening balance as of January 1, 2019 of accumulated deficit increased by kEUR 10, whereas the opening balance of accumulated other comprehensive gain increased by kEUR 119. As a result the loss for the six month ended June 2019 decreased by kEUR 168.

As of June 30, 2019 non current financial assets as well as deferred tax liabilities have increased by kEUR 190 and kEUR 54 respectively. For the period ending June 30, 2019 the balance of accumulated deficit decreased by kEUR 158, whereas the balance of accumulated other comprehensive gain decreased by kEUR 21.

As a result the loss for the three month ended June 2019 was increased by kEUR 5 whereas net changes in fair value of debt investments at FVOCI was reduced by kEUR 34. For the six month ended June 2019 the loss was reduced by kEUR 168 whereas net changes in fair value of debt investments at FVOCI was reduced by kEUR 140.

As of December 31, 2019 non current financial assets as well as deferred tax liabilities have increased by kEUR 260 and kEUR 73, respectively. As of December 31, 2019 the balance of accumulated deficit decreased by kEUR 243 whereas the balance of accumulated other comprehensive gain was reduced by kEUR 56.

The Company has evaluated the effect of these amendments, both qualitatively and quantitatively, and concluded that the change did not have a material impact on, nor require amendment of, any previously filed financial statements. Affected financial statement line items for prior periods are appended with a footnote.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2019, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

Government grants

Government grants in connection with government assistance to help businesses to mitigate adverse impacts from the COVID-19 global pandemic are recognised in profit or loss on a systematic basis over the periods in which the entity recognises as expenses the related costs for which the grants are intended to compensate, provided that the entity complies with the conditions for the funding.

Short-term investments

In the first quarter of 2020, we amended our classification of short-term investments included in current financial assets. Before the amendment, those short-term investments have been classified in the category at fair value through OCI (FVOCI). For further information, see Note 1.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. On April 7, 2017 279,000 options (75%, Tranche 1) were granted. On April 12, 2018 93,000 options (25%, Tranche 2) were granted .

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at June 30, 2020 no options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at June 30, 2020 amounts to 7.0 years (June 30, 2019: 8.0 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 167 in the three months and kEUR 334 in the six months ended June 30, 2020. (Three months and six months ended June 30, 2019: kEUR 167 and kEUR 332, respectively).

4. Inventories

	6/30/2020	12/31/2019

	(€ in thousands)
Raw materials and merchandise	4,220	4,109
Work in progress	9,465	8,350
Total	13,685	12,459

5. Property, plant and equipment, net

	6/30/2020	12/31/2019

	(€ in thousands)
Land, buildings and leasehold improvements	19,510	20,045
Plant and machinery	5,546	5,779
Other facilities, factory and office equipment	1,300	1,459
Assets under construction and prepayments made	60	60
Total	26,416	27,343
Thereof pledged assets of Property, Plant and Equipment	13,528	6,618

In March 2020, voxeljet registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the European Investment Bank (“EIB”) related to the loan, entered into with the EIB under the Finance Contract, dated November 9, 2017.

6. Other liabilities and provisions

	6/30/2020	12/31/2019

	(€ in thousands)
Liabilities from payroll	347	301
Accruals for vacation and overtime	365	190
Accrual for restructuring	268	604
Employee bonus	244	397
Security deposit	179	178
Accruals for compensation of Supervisory board	130	180
Customers with a bredit balance	69	8
Accrual for warranty	45	241
Accruals for licenses	33	62
Liabilities from VAT	29	32
Accruals for commissions	28	38
Others	89	98
Total	1,826	2,329

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. In addition, for the current year the fair value disclosure of lease liabilities is not required.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total				Total
	FVTPL	FVOCI	amortized	at amortized	carrying				fair
6/30/2020			cost	cost	amount	Level 1	Level 2	Level 3	value

Current assets

Cash and cash equivalents	--	--	6,451	--	6,451	--	--	--	--

Financial assets	2,875	--	1,420	--	4,295
Bond funds	875	--	--	--	875	875	--	--	875
Bond funds (restricted)	2,000	--	--	--	2,000	2,000	--	--	2,000
Restricted Cash	--	--	1,420	--	1,420	--	--	--	--

Trade receivables, net	--	--	4,289	--	4,289	--	--	--	--

Non-current assets

Financial assets	2,847	5	--	--	2,852	--	2,847	5	2,852
Derivative financial instruments	2,847	--	--	--	2,847	--	2,847	--	2,847
Equity securities	--	5	--	--	5	--	--	5	5

Current liabilities

Trade payables	--	--	--	2,148	2,148	--	--	--	--

Financial liabilities	--	--	--	750	1,110	--	--	1,156	1,156
Long-term debt	--	--	--	750	750	--	--	1,156	1,156
Lease liability	--	--	--	na	360	--	--	--	--

Non-current liabilities

Financial liabilities	--	--	--	21,871	24,983	--	--	27,635	27,635
Long-term debt	--	--	--	21,871	21,871	--	--	27,635	27,635
Lease liability	--	--	--	na	3,112	--	--	--	--

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2019			cost	cost	amount	Level 1	Level 2	Level 3	Total

Current assets

Cash and cash equivalents	--	--	4,368	--	4,368	--	--	--	--

Financial assets	6,945	--	463	--	7,408	6,945	--	--	6,945
Bond funds (1)	3,667	--	--	--	3,667	3,667	--	--	3,667
Bond funds (restricted) (1)	2,000	--	--	--	2,000	2,000	--	--	2,000
Note receivable (1)	1,278	--	--	--	1,278	1,278	--	--	1,278
Restricted Cash	--	--	463	--	463	--	--	--	--

Trade receivables, net	--	--	5,915	--	5,915	--	--	--	--

Non-current assets

Financial assets	2,274	--	--	--	2,279	--	2,014	5	2,019
Derivative financial instruments (2)	2,274	--	--	--	2,274	--	2,014	--	2,014
Equity securities	--	5	--	--	5	--	--	5	5

Current liabilities

Trade payables	--	--	--	2,797	2,797	--	--	--	--

Financial liabilities	--	--	--	10,864	11,290	--	--	10,858	10,858
Long-term debt (2) (3)	--	--	--	10,864	10,864	--	--	10,858	10,858
Lease liability	--	--	--	na	426	--	--	--	--

Non-current liabilities

Financial liabilities	--	--	--	6,682	9,866	--	--	6,148	6,148
Long-term debt (2) (3)	--	--	--	6,682	6,682	--	--	6,148	6,148
Lease liability	--	--	--	na	3,184	--	--	--	--

(1)Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

(3)Priviously presented under level 2.

The fair value of the Company’s investments in the bond funds and note receivable was determined based on the unit prices quoted by the fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, credit lines and bank overdrafts approximate fair value.

The group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

In June 2020, there were no transfers of financial instruments measured at fair value between level 1 and level 2.

8. Financial result

	Three months ended June 30,
	2020	2019

	(€ in thousands)
Interest expense	(1,316)	(306)
Interest expense on lease liability	(43)	(52)
Long-term debt	(290)	(249)
Expense from revaluation of derivative financial instruments	(983)	--
Fair value valuation of financial assets (1)	--	--
Other	--	(5)
Interest income	144	621
Payout of bond funds	12	17
Income from revaluation of derivative financial instruments (2)	--	566
Fair value valuation of financial assets (1)	124	34
Other	8	4
Financial result	(1,172)	315

	Six months ended June 30,
	2020	2019

	(€ in thousands)
Interest expense	(822)	(623)
Interest expense on lease liability	(91)	(95)
Long-term debt (2)	(609)	(491)
Fair value valuation of financial assets (1)	(120)	(15)
Other	(2)	(22)
Interest income	631	278
Payout of bond funds	45	72
Income from revaluation of derivative financial instruments (2)	574	58
Fair value valuation of financial assets (1)	--	140
Other	12	8
Financial result	(191)	(345)

(1)Comparative figures for the three and six months ended June 30, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the three and six months ended June 30, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended June 30,
	2020				2019
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	1,963	2,045	(92)	3,916	2,181	2,921	(52)	5,050
third party	1,871	2,045	--	3,916	2,129	2,921	--	5,050
intra-segment	92	-	(92)	—	52	--	(52)	—
Cost of sales	1,252	1,649		2,901	1,598	1,926		3,524
Gross profit	619	396		1,015	531	995		1,526
Gross profit in %	33.1%	19.4%		25.9%	24.9%	34.1%		30.2%
Operating Expenses				(4,766)				(5,049)
Other operating expenses				(709)				(818)
Other operating income				503				148
Operating loss				(3,957)				(4,193)
Finance expense (1) (2)				(1,316)				(306)
Finance income (1) (2)				144				621
Financial result				(1,172)				315
Loss before income taxes				(5,129)				(3,878)
Income tax income (expense) (2)				6				(41)
Net loss				(5,123)				(3,919)

	Six months ended June 30,
	2020				2019
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	3,601	4,624	(425)	7,800	4,811	6,071	(267)	10,615
third party	3,176	4,624	--	7,800	4,544	6,071	--	10,615
intra-segment	425	--	(425)	—	267	--	(267)	—
Cost of sales	2,196	3,434		5,630	3,184	3,992		7,176
Gross profit	980	1,190		2,170	1,360	2,079		3,439
Gross profit in %	30.9%	25.7%		27.8%	29.9%	34.2%		32.4%
Operating Expenses				(9,313)				(9,869)
Other operating expenses				(1,368)				(434)
Other operating income				1,035				729
Operating loss				(7,476)				(6,135)
Finance expense (1) (2)				(822)				(623)
Finance income (1) (2)				631				278
Financial result				(191)				(345)
Loss before income taxes				(7,667)				(6,480)
Income tax income (expense) (2)				(57)				(55)
Net loss				(7,724)				(6,535)

(1)Comparative figures for the three and six months ended June 30, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Note 1 of the interim consolidated financial statements.

(2)Comparative figures for the three and six months ended June 30, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Note 1 of the interim consolidated financial statements.

10. Revenues

	Three months ended June 30,
	SYSTEMS		SERVICES
	2020	2019	2020	2019

	(€ in thousands)
Primary geographical markets
EMEA	1,479	908	1,169	1,658
Asia Pacific	199	318	251	282
Americas	193	903	625	981
	1,871	2,129	2,045	2,921

Timing of revenue recognition
Products transferred at a point in time	1,660	1,932	2,045	2,921
Products and services transferred over time	211	197	--	--
Revenue from contracts with customers	1,871	2,129	2,045	2,921

	Six months ended June 30,
	SYSTEMS		SERVICES
	2020	2019	2020	2019

	(€ in thousands)
Primary geographical markets
EMEA	2,265	1,836	2,826	3,480
Asia Pacific	395	930	460	500
Americas	516	1,778	1,338	2,091
	3,176	4,544	4,624	6,071

Timing of revenue recognition
Products transferred at a point in time	2,682	4,125	4,624	6,071
Products and services transferred over time	494	419	--	--
Revenue from contracts with customers	3,176	4,544	4,624	6,071

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

	(€ in thousands)		(€ in thousands)
EMEA	2,648	2,566	5,091	5,316
Germany	1,719	1,025	2,810	2,376
France	233	267	497	640
Switzerland	25	370	93	441
Great Britain	231	261	559	710
Others	440	643	1,132	1,149
Asia Pacific	450	600	855	1,430
China	263	295	498	492
South Korea	159	258	268	346
Others	28	47	89	592
Americas	818	1,884	1,854	3,869
United States	814	1,859	1,739	3,807
Others	4	25	115	62
Total	3,916	5,050	7,800	10,615

11. Commitments, contingent assets and liabilities

In March 2018, ExOne GmbH, a subsidiary of ExOne, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third-party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current
Andreas Schmid Logistik AG	Supplier	05/01/2017-Current
Suzhou Meimai Fast Manufacturing Technology Co., Ltd	Minority shareholder of voxeljet China, Customer	04/11/2016-Current
DSCS Digital Supply Chain Solutions GmbH	Customer	05/11/2017-Current

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 1, in each, six months ended June, 2020 and June 2019.

Further, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the six months ended June, 2020 and 2019, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet received logistics services amounting to kEUR 18 and kEUR 28 in the six months ended June, 2020 and 2019, respectively from ‘Andreas Schmid Logistik’, where the member of our supervisory board Dr. Stefan Söhn serves as the Chief Financial Officer.

Moreover, voxeljet received orders amounting to kEUR 15 and kEUR 86 in the six months ended June, 2020 and 2019, respectively from ‘Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which is our minority shareholder for voxeljet China.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 11 in the in the six months ended June, 2020 and 2019, respectively from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company where we own 33.3%.

All related party transactions, voxeljet entered into, were made on an arm’s length basis.

13. Subsequent events

ADS to Ordinary Share Ratio Change

On Friday, July 31, 2020, the Company announced that it will change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). For ADS holders, the ratio change will have the same effect as a 1 for 5 reverse ADS split. The ratio change is expected to be effective on or about August 14, 2020 (the “Effective Date”). On the Effective Date, each ADS holder will be required to exchange every five (5) ADSs then held for one (1) new ADS (e.g., if a holder of ADSs previously held 50 ADSs, following the ratio change on the Effective Date, such holder will hold 10 ADSs). Citibank, N.A., as depositary bank, will arrange for the exchange of the current ADSs for the new ones. There is no change to voxeljet’s underlying ordinary shares, and the ADSs will continue to trade on the New York Stock Exchange under the symbol “VJET”. It should be noted that, as of the Effective Date, the CUSIP Number for the ADSs

will be updated. No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.